Exhibit 99.50

PROTECH HOME MEDICAL TO VIRTUALLY ATTEND THE CANACCORD GENUITY 40TH ANNUAL GROWTH CONFERENCE ON AUGUST 11TH – 13TH

WEBCASTED PRESENTATION TO BE HELD THURSDAY, AUGUST 13

Cincinnati, Ohio – July 13, 2020 – Protech Home Medical Corp. (the “Company” or “Protech”) (TSXV: PTQ) (OTCQX: PTQQF), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, today announced that members of its management team will be presenting at the upcoming Canaccord Genuity 40th Annual Growth Conference. The event is being held virtually and will take place between August 11 to 13, 2020. For more information, please visit https://www.canaccordgenuity.com/capital-markets/about-us/events/.

Webcasted Presentation

Event:	Canaccord Genuity 40th Annual Growth Conference
Date:	Thursday, August 13, 2020
Time:	8:30am EDT

The live webcast of the presentation will be available by visiting the investors' section of the Company's website at www.protechhomemedical.com. The webcast will also be available for replay on the Company's website following the event.

“We are excited to attend this well-known and prestigious investor conference and have plans to be very active on the capital markets front including attending U.S. and Canadian based investor conferences throughout the remainder of 2020,” commented Greg Crawford, CEO and Chairman of Protech. “On the heels of our recent financing, which provided us with the strongest balance sheet in our history, and as we continue to operate at an extremely high level in the midst of the COVID-19 pandemic, we look forward to sharing the Protech story with a broader array of institutional and retail investors.”

ABOUT PROTECH HOME MEDICAL

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services and making life easier for the patient.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company presenting at the event and posting material on its website; and the Company’s plans to be very active on the capital markets front including attending U.S. and Canadian based investor conferences; and are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information please visit our website at www.protechhomemedical.com, or contact:

Cole Stevens
VP of Corporate Development
Protech Home Medical Corp.
859-300-6455
cole.stevens@myphm.com

Gregory Crawford
Chief Executive Officer
Protech Home Medical Corp.
859-300-6455
investorinfo@myphm.com